Exhibit 99.1

Cango Inc. Reports Second Quarter 2024 Unaudited Financial Results

SHANGHAI, Aug. 29, 2024 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2024.

Second Quarter 2024 Financial and Operational Highlights

•	Total revenues were RMB45.1 million (US$6.2 million), compared with RMB675.4 million in the same period of 2023. Income from operations was RMB47.0 million (US$6.5 million) for the three months ended June 30, 2024, compared with a loss of RMB8.9 million in the same period last year. Net income was RMB86.0 million (US$11.8 million) for the three months ended June 30, 2024, an increase of 137.5% from RMB36.2 million in the same period last year.

•	The total outstanding balance of financing transactions the Company facilitated was RMB6.2 billion (US$850.0 million) as of June 30, 2024. Our credit risk exposure has decreased to a lower level, of which only RMB2.7 billion (US$ 375.0 million) of outstanding balance of loans where the Company bears credit risks have not been provided with full bad debt allowance or full risk assurance liabilities. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.93% and 1.57%, respectively, as of June 30, 2024, compared with 2.87% and 1.51%, respectively, as of March 31, 2024.

•	Total balance of cash and cash equivalents and short-term investments increased by RMB207.1 million (US$28.5 million) compared with that as of March 31, 2024.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “China’s automotive market remained sluggish in the second quarter, presenting significant challenges for the industry. In response to these challenges, we reinforced our financial stability through disciplined expense management and cost-efficiency measures while seizing the used car market’s immense potential and opportunities. Over the past quarter, we focused on enhancing the competitiveness of ‘Cango U-car’ by ensuring a consistent supply of high-quality vehicles, optimizing dealer experiences and supply chain management, and improving the convenience and security of cross-regional deliveries.”

“Beyond ‘Cango U-car,’ we made significant strides in cross-border used car transactions during the quarter. Since its launch in March 2024, our international used car website, Autocango.com, has quickly gained traction among global audiences. We significantly expanded its market coverage as well as its range of product and service offerings in the second quarter. To date, its premium services and vast offering of over 85,000 high-quality used car SKUs have attracted over 180,000 visits with more than 20,000 registered users across 207 countries and regions worldwide. Furthermore, our streamlined, asset-light, and traffic-focused approach enables us to control operating costs while creating value. Ultimately, we aim to position Autocango.com as the premier gateway for exporting Chinese used cars. Moving forward, Cango will continue to deepen its partnership with overseas markets, further optimizing our trading functionality and services to better serve car buyers both in and outside China,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Despite market challenges, we maintained robust financial stability through disciplined expense management and cost-efficiency measures. Our net income for the quarter surged by 137.5% compared to the same period last year, and our cash position remains strong. As we enter the second half of the year, we will continue to enforce stringent cost control and risk management strategies, while actively exploring new initiatives leveraging Cango’s extensive industry expertise.”

Second Quarter 2024 Financial Results

REVENUES

Total revenues in the second quarter of 2024 were RMB45.1 million (US$6.2 million) compared with RMB675.4 million in the same period of 2023. Guarantee income, which represented the fee income earned on the non-contingent aspect of a guarantee, was RMB20.9 million (US$2.9 million) in the second quarter of 2024. This was presented separately from the contingent aspect of a guarantee pursuant to the adoption of ASC 326 since January 1, 2023.

OPERATING COST AND EXPENSES

•	Cost of revenue in the second quarter of 2024 decreased to RMB26.5 million (US$3.7 million) from RMB615.8 million in the same period of 2023. As a percentage of total revenues, cost of revenue in the second quarter of 2024 was 58.8% compared with 91.2% in the same period of 2023.

•	Sales and marketing expenses in the second quarter of 2024 decreased to RMB4.0 million (US$0.5 million) from RMB12.2 million in the same period of 2023.

•	General and administrative expenses in the second quarter of 2024 were RMB39.2 million (US$5.4 million) compared with RMB36.8 million in the same period of 2023.

•	Research and development expenses in the second quarter of 2024 decreased to RMB1.7 million (US$0.2 million) from RMB7.7 million in the same period of 2023.

•	Net gain on contingent risk assurance liabilities in the second quarter of 2024 was RMB10.3 million (US$1.4 million) compared with a net loss of RMB1.6 million in the same period of 2023.

•	Net recovery on provision for credit losses in the second quarter of 2024 was RMB63.0 million (US$8.7 million) compared with a net loss of RMB10.2 million in the same period of 2023.

INCOME FROM OPERATIONS

Income from operations in the second quarter of 2024 was RMB47.0 million (US$6.5 million), compared with a loss of RMB8.9 million in the same period of 2023.

NET INCOME

Net income in the second quarter of 2024 was RMB86.0 million (US$11.8 million). Non-GAAP adjusted net income in the second quarter of 2024 was RMB90.7 million (US$12.5 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measure."

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (the “ADS”) in the second quarter of 2024 were RMB0.83 (US$0.11) and RMB0.76 (US$0.10), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the second quarter of 2024 were RMB0.87 (US$0.12) and RMB0.80 (US$0.11), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

•	As of June 30, 2024, the Company had cash and cash equivalents of RMB949.5 million (US$130.6 million), compared with RMB1.2 billion as of March 31, 2024.

•	As of June 30, 2024, the Company had short-term investments of RMB2.7 billion (US$376.5 million), compared with RMB2.3 billion as of March 31, 2024.

Business Outlook

For the third quarter of 2024, the Company expects total revenues to be between RMB20 million and RMB25 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 23, 2024 (the “New Share Repurchase Program”), the Company had repurchased 840,838 ADSs with cash in the aggregate amount of approximately US$1.5 million up to August 16, 2024.

Conference Call Information

The Company's management will hold a conference call on Thursday, August 29, 2024, at 9:00 P.M. Eastern Time or Friday, August 30, 2024, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through September 5, 2024 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	2443056

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines "M1+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines "M3+ overdue ratio" as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a Non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the Non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the Non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the Non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the Non-GAAP measure may differ from the Non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the Non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango's Non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data）

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,020,604,191	949,450,190	130,648,694
Restricted cash - current - bank deposits held for short-term investments	1,670,006,785	-	-
Restricted cash - current	14,334,937	13,672,966	1,881,463
Short-term investments	635,070,394	2,735,968,872	376,481,846
Accounts receivable, net	64,791,709	40,068,078	5,513,551
Finance lease receivables - current, net	200,459,435	78,607,773	10,816,790
Financing receivables, net	29,522,035	14,629,276	2,013,055
Short-term contract asset	170,623,200	65,299,784	8,985,549
Prepayments and other current assets	78,606,808	62,519,984	8,603,036
Total current assets	3,884,019,494	3,960,216,923	544,943,984

Non-current assets:
Restricted cash - non-current	583,380,417	489,818,652	67,401,290
Property and equipment, net	8,239,037	7,061,030	971,630
Intangible assets	48,373,192	47,865,203	6,586,471
Long-term contract asset	36,310,769	498,307	68,569
Finance lease receivables - non-current, net	36,426,617	9,937,420	1,367,435
Operating lease right-of-use assets	47,154,944	45,082,195	6,203,516
Other non-current assets	4,705,544	4,056,835	558,239
Total non-current assets	764,590,520	604,319,642	83,157,150
TOTAL ASSETS	4,648,610,014	4,564,536,565	628,101,134

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	39,071,500	-	-
Long-term debts—current	926,237	715,342	98,434
Accrued expenses and other current liabilities	206,877,626	154,492,866	21,258,925
Deferred guarantee income	86,218,888	35,052,488	4,823,383
Contingent risk assurance liabilities	125,140,991	51,974,769	7,151,966
Income tax payable	311,904,279	314,347,710	43,255,684
Short-term lease liabilities	7,603,380	7,536,210	1,037,017
Total current liabilities	777,742,901	564,119,385	77,625,409

Non-current liabilities:
Long-term debts	712,023	650,253	89,478
Deferred tax liability	10,724,133	10,724,133	1,475,690
Long-term operating lease liabilities	42,228,435	41,861,689	5,760,360
Other non-current liabilities	226,035	142,603	19,623
Total non-current liabilities	53,890,626	53,378,678	7,345,151
Total liabilities	831,633,527	617,498,063	84,970,560

Shareholders’ equity
Ordinary shares	204,260	204,260	28,107
Treasury shares	(773,130,748)	(780,064,771)	(107,340,485)
Additional paid-in capital	4,813,679,585	4,745,898,255	653,057,334
Accumulated other comprehensive income	111,849,166	140,576,911	19,344,027
Retained earnings	(335,625,776)	(159,576,153)	(21,958,409)
Total Cango Inc.’s equity	3,816,976,487	3,947,038,502	543,130,574
Total shareholders' equity	3,816,976,487	3,947,038,502	543,130,574
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,648,610,014	4,564,536,565	628,101,134

CANGO INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30			Six months ended June 30
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues	675,430,076	45,079,736	6,203,178	1,218,043,439	109,502,230	15,068,008
Loan facilitation income and other related income	13,957,481	1,669,748	229,765	16,272,881	15,490,770	2,131,601
Guarantee income	55,875,460	20,906,819	2,876,874	120,004,206	51,166,400	7,040,731
Leasing income	16,645,952	3,341,561	459,814	38,859,633	8,281,273	1,139,541
After-market services income	10,529,314	16,517,025	2,272,818	27,248,790	28,154,813	3,874,231
Automobile trading income	562,758,493	1,469,154	202,162	992,608,136	4,914,194	676,216
Others	15,663,376	1,175,429	161,744	23,049,793	1,494,780	205,688
Operating cost and expenses:
Cost of revenue	615,829,103	26,525,482	3,650,028	1,096,347,083	55,584,350	7,648,661
Sales and marketing	12,153,129	3,985,488	548,421	24,691,691	7,533,761	1,036,680
General and administrative	36,834,735	39,170,818	5,390,084	76,637,265	77,094,349	10,608,535
Research and development	7,748,158	1,670,526	229,872	15,850,521	2,768,631	380,976
Net loss (gain) on contingent risk assurance liabilities	1,556,164	(10,257,113)	(1,411,426)	(66,392)	(25,275,359)	(3,478,005)
Provision (net recovery on provision) for credit losses	10,238,843	(62,990,492)	(8,667,780)	(38,315,257)	(129,329,576)	(17,796,342)
Total operation cost and expense	684,360,132	(1,895,291)	(260,801)	1,175,144,911	(11,623,844)	(1,599,495)

(Loss) income from operations	(8,930,056)	46,975,027	6,463,979	42,898,528	121,126,074	16,667,503
Interest income	20,718,511	33,754,595	4,644,787	39,499,391	50,258,560	6,915,808
Net gain (loss) on equity securities	4,668,993	(6,004,598)	(826,260)	8,401,348	4,979,926	685,261
Interest expense	(1,652,610)	-	-	(3,946,695)	-	-
Foreign exchange gain, net	3,820,047	361,803	49,786	2,835,740	493,492	67,907
Other income	3,138,715	4,585,054	630,924	7,598,612	5,417,605	745,487
Other expenses	(96,249)	(1,300,073)	(178,896)	(227,134)	(1,835,463)	(252,568)
Net income before income taxes	21,667,351	78,371,808	10,784,320	97,059,790	180,440,194	24,829,398
Income tax expenses (benefits)	14,559,258	7,651,029	1,052,817	17,931,896	(4,390,571)	(604,163)
Net income	36,226,609	86,022,837	11,837,137	114,991,686	176,049,623	24,225,235
Net income attributable to Cango Inc.’s shareholders	36,226,609	86,022,837	11,837,137	114,991,686	176,049,623	24,225,235
Earnings per ADS attributable to ordinary shareholders:
Basic	0.27	0.83	0.11	0.86	1.68	0.23
Diluted	0.26	0.76	0.10	0.82	1.56	0.21
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	133,052,781	104,041,560	104,041,560	133,906,218	104,781,289	104,781,289
Diluted	138,366,712	113,656,131	113,656,131	139,610,743	112,790,662	112,790,662

Other comprehensive income, net of tax
Foreign currency translation adjustment	78,051,511	7,832,817	1,077,831	72,030,932	28,727,745	3,953,069

Total comprehensive income	114,278,120	93,855,654	12,914,968	187,022,618	204,777,368	28,178,304
Total comprehensive income attributable to Cango Inc.’s shareholders	114,278,120	93,855,654	12,914,968	187,022,618	204,777,368	28,178,304

CANGO INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amounts in Renminbi ("RMB") and US dollar ("US$"), except for number of shares and per share data

	Three months ended June 30			Six months ended June 30
	2023	2024		2023	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	36,226,609	86,022,837	11,837,137	114,991,686	176,049,623	24,225,235

Add: Share-based compensation expenses	11,980,577	4,688,971	645,224	26,039,675	10,406,393	1,431,967
Cost of revenue	728,462	212,617	29,257	1,475,878	467,008	64,262
Sales and marketing	2,345,570	868,477	119,506	5,138,966	1,915,136	263,531
General and administrative	8,376,396	3,382,804	465,490	18,283,664	7,799,176	1,073,203
Research and development	530,149	225,073	30,971	1,141,167	225,073	30,971

Non-GAAP adjusted net income	48,207,186	90,711,808	12,482,361	141,031,361	186,456,016	25,657,202
Net income attributable to Cango Inc.’s shareholders	48,207,186	90,711,808	12,482,361	141,031,361	186,456,016	25,657,202

Non-GAAP adjusted net income per ADS-basic	0.36	0.87	0.12	1.05	1.78	0.24
Non-GAAP adjusted net income per ADS-diluted	0.35	0.80	0.11	1.01	1.65	0.23

Weighted average ADS outstanding—basic	133,052,781	104,041,560	104,041,560	133,906,218	104,781,289	104,781,289
Weighted average ADS outstanding—diluted	138,366,712	113,656,131	113,656,131	139,610,743	112,790,662	112,790,662